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                               May 31, 2023

       Nassim Usman, Ph.D.
       President and Chief Executive Officer
       Catalyst Biosciences, Inc.
       611 Gateway Blvd
       Suite 120
       South San Francisco, CA 94080

                                                        Re: Catalyst
Biosciences, Inc.
                                                            Amendment No. 1 to
Preliminary Proxy Statement on Schedule 14A
                                                            Filed May 15, 2023
                                                            File No. 000-51173

       Dear Nassim Usman:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A filed May 15, 2023

       Organizational Structure, page 21

   1. Please revise to enlarge or otherwise alter the graphics on page 21 so all text is legible.
       Risk Factor Summary, page 24

   2. We note your response to our prior comment 9. Please revise here to add a summary risk factor discussing the
risks regarding the transfer of cash out of China. In addition, please revise your discussion
regarding dividends, distributions and other transfers on page
                                                        264 to include a
cross-reference to the Unaudited Pro Forma Condensed Combined
                                                        Financial Information
on page 306.
 Nassim Usman, Ph.D.
FirstName  LastNameNassim  Usman, Ph.D.
Catalyst Biosciences, Inc.
Comapany
May        NameCatalyst Biosciences, Inc.
     31, 2023
May 31,
Page 2 2023 Page 2
FirstName LastName
Summary of the Proxy Statement
Regulatory Approvals, page 26

3. We note your response to our prior comment 8 and your statement that you are required to file with the CSRC for the overseas listing application pursuant to the Trial Measures.
         Please provide updated disclosure, when available, regarding the status of this filing.
Opinion of Catalyst's Financial Advisor, page 124

4. We note your response to our prior comment 29 and reissue in part. Please revise to disclose whether Raymond James excluded any companies or transactions meeting the selection criteria from its selected companies analysis and its selected transaction analysis.
         If so, revise to state why Raymond James excluded the companies or transactions. Revise to provide the valuations for each of the selected companies and transactions. Revise to provide the growth rate used for the projections and the assumptions and bases relied on in calculating the growth rate.
BC's Business
Our Products and Product Pipeline, page 227

5. We note your response to our prior comment 13 and reissue in part. You continue to state on page 229 that pirfenidone exhibited efficacy in preclinical studies. Please revise to remove this reference.
Dividends, Distributions and Other Transfers, page 264

6. We note your response and revisions on pages 264-265 related to comment 42. Please identify BC's subsidiary incorporated in the PRC. Also, if this subsidiary is BC's "only"
         subsidiary, please provide the identity of "our offshore entities" referred to on page 265 and explain your relationship to those entities.
BC Management's Discussion and Analysis of Financial Condition and Results of Operations, page 277
Results of Operations, page 281

7. We note your response and revisions on page 282 related to comment 41. You state "Our gross profit margin levels are high due to our mature technology and significant cost reduction due to the scale effect." Please further revise to address how you have been able to maintain the low raw materials cost. Tell us your historical gross margin rates when
         ETUARY was first approved and sold.
 Nassim Usman, Ph.D.
FirstName  LastNameNassim  Usman, Ph.D.
Catalyst Biosciences, Inc.
Comapany
May        NameCatalyst Biosciences, Inc.
     31, 2023
May 31,
Page 3 2023 Page 3
FirstName LastName
11. Intangible Assets, page F-55

8. We note your response to comment 43. Referring to IAS 38.57, please explain how you have met each of the criteria listed therein for recognition as an intangible asset. In particular, it is unclear to us how, if BC had not yet received regulatory approval for the commercialization of its product candidates, the criteria for use or sale could be satisfied.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Jenn Do at 202-551-3743 or Lynn Dicker at 202-551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact
Daniel Crawford at 202-551-7767 or Laura Crotty at 202-551-7614 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of Life
Sciences
cc:      Stephen B. Thau, Esq.